FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-41342

A.Full title of the plan and the address of the plan, if different from that of the Issuer named below:

First Merchants Corporation
Retirement Income and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

First Merchants Corporation
Retirement Income and Savings Plan
EIN 35-1544218 PN 002
Independent Auditor's Report and Financial Statements
December 31, 2025 and 2024

First Merchants Corporation
Retirement Income and Savings Plan
December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants, Audit Committee and
Employee Benefits Administrative Committee
First Merchants Corporation Retirement Income and Savings Plan
Muncie, Indiana

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan (Plan) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plan Administrator, Plan Participants, Audit Committee and
Employee Benefits Administrative Committee
First Merchants Corporation Retirement Income and Savings Plan

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 1991.

Indianapolis, Indiana
June 11, 2026

First Merchants Corporation
Retirement Income and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets
Investments, at fair value
Common Stock	$8,468,288	$8,986,228
Mutual Funds	272,572,806	236,673,791
Self-Directed Brokerage	3,511,488	1,878,460
Investments, at contract value
Group Annuity Contract	11,584,909	10,197,192
Total Investments	296,137,491	257,735,671

Receivables
Employer Contributions	388,120	377,195
Notes Receivable from Participants	3,135,467	2,791,900
Total Receivables	3,523,587	3,169,095

Total Assets	299,661,078	260,904,766

Liabilities
Administrative Expense Payable	40	80

Total Liabilities	40	80

Net Assets Available for Benefits	$299,661,038	$260,904,686

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2025 and 2024

	2025	2024
Investment Income
Net Appreciation in Fair Value of Investments	$27,430,840	$23,379,760
Investment Interest and Dividends	12,118,444	8,731,540
Net Investment Income	39,549,284	32,111,300

Interest Income From Notes Receivable from Participants	247,150	198,706

Contributions
Participants	13,386,101	13,225,327
Employer	7,058,859	7,055,296
Rollovers	837,523	2,479,217
Total Contributions	21,282,483	22,759,840

Total	61,078,917	55,069,846

Deductions
Benefits Paid to Participants	22,156,676	32,908,119
Administrative Expenses	165,889	166,283
Total	22,322,565	33,074,402

Net Increase	38,756,352	21,995,444

Net Assets Available for Benefits, Beginning of Year	260,904,686	238,909,242

Net Assets Available for Benefits, End of Year	$299,661,038	$260,904,686

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

NOTE 1

DESCRIPTION OF PLAN

The following description of First Merchants Corporation Retirement Income and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan Administrator.
General
The Plan is a defined-contribution plan sponsored by First Merchants Corporation (the "Corporation") for the benefit of all employees who are age 18 or older. A related employer who also participates in the Plan is First Merchants Bank. Over the years, the Corporation has permitted eligible employees of acquired banks to participate in the Plan effective on negotiated dates following each acquisition.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Lincoln Financial Group Trust Company ("Lincoln Financial") serves as the trustee of the Plan, and Lincoln Retirement Services Company, LLC ("Lincoln") serves as recordkeeper. Matrix Trust Company holds the unitized stock account in which the First Merchants Corporation common stock is now held.
The Plan offers a self-directed brokerage option through the Charles Schwab Personal Choice Retirement Account, whereby Charles Schwab & Co., Inc. acts as broker-dealer and provides custodial services for participant-directed investments held within these brokerage accounts.
Contributions
The Plan permits eligible employees, through a salary deferral election, to contribute up to 75% of eligible compensation, not to exceed the maximum annual limit allowed by law. Employee rollover contributions are also permitted. The Plan also accepts Roth elective deferrals made on behalf of participants. Catch-up contributions are also available for participants in the year in which they turn 50 years of age.
The Corporation currently provides the following employer contributions under the Plan:
•Retirement Security Contribution ("RSC"): The Plan provides a non-elective employer contribution equal to 2% of a participant's eligible compensation. To be eligible, a participant must complete at least 1,000 hours of service during the Plan year and be employed on the last day of the Plan year. Employees hired or rehired after January 1, 2010 are not eligible for the Retirement Security Contribution. The end of year employment requirement does not apply to participants who terminate employment due to normal retirement, death, or disability.

•Matching contributions: Employer matching contributions are discretionary and are determined annually by the Employee Benefits Administrative Committee. For the year ended December 31, 2022 and thereafter, the approved matching formula provides a match equal to 100% of the participant's salary deferral on the first 3% of eligible compensation and 50% of the participant's salary deferral on the next 3% of eligible compensation.

Normal retirement is defined as age 65 if you are a participant in the Plan on March 1, 2005. For participants who entered the Plan after March 1, 2005, normal retirement is defined as the later of age 65 or the 5th anniversary of the participant's earliest participation date.
No discretionary employer contributions were made for the years ended December 31, 2025 and 2024.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing 6% of eligible compensation unless the participant made an affirmative election otherwise. Participants must make a contribution percent election or decline participation within 30 days of their hire date to avoid the automatic 6% contribution being applied to their account.
Participant Investment Account Options
Investment account options available include various funds as well as Corporation common stock. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. Effective May 1, 2023, allocations to the Corporation's common stock are permitted up to 100% of the applicable account balance. Effective March 18, 2024, a Self-Directed Brokerage Account was added to the fund lineup. Participants are permitted to invest up to 50% of their account value into the Charles Schwab Personal Choice Retirement Account ("PCRA").
Participant Accounts
Each participant's account is credited with the participant's contribution, the Corporation's contribution and Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon. Vesting in the Corporation's matching contribution portion of their accounts plus earnings thereon is based on years of service, with a year of service defined as completion of at least 1,000 hours worked during a plan year. Participants vest at a rate of 20% for each year of service and become fully vested upon completion of five years of service. Effective January 1, 2016, for acquired participants, predecessor employer service will be based on years of continuous service, the vesting in the retirement security contribution portion of their account plus earnings is 100% after three years of credited service and vesting in the transition contribution portion of their account plus earnings is immediate since all eligible participants have at least ten years of service.
Payment of Benefits
Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under certain circumstances provided by the Plan. Plan assets may include amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.
Forfeited Accounts
At December 31, 2025 and 2024, forfeited nonvested accounts totaled $5 and $4,421, respectively. Forfeited nonvested employer contributions may be used to reduce future employer contributions or to pay plan administrative expenses, as permitted under the Plan document. These accounts will be used to reduce future employer contributions. Also, in 2025 and 2024, employer contributions were reduced by approximately $439,000 and $840,000, respectively, from forfeited nonvested accounts. The employer contribution receivable at December 31, 2025 and 2024 is reduced by approximately $0 and $13,500 of forfeitures used to offset, respectively.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Notes Receivable From Participants
Effective January 1, 2010, the Plan Document includes provisions authorizing loans from the Plan to active eligible participants. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years through payroll withholdings or ACH debit beginning August 3, 2020, unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as benefits paid based upon the terms of the Plan Document.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments. Mutual funds and unit investment trusts are valued at the net asset value of shares held by the Plan at year end. Investments in preferred stock and common stock, including the Corporation's common stock, are valued at the quoted market price on the last business day of the plan year. Evaluated Pricing is used for US treasury bills and corporate debt instruments. These investments do not have regular market pricing; therefore, the fair value is determined based on other data values or comparable market prices.
Self-directed brokerage accounts consist of participant-directed investments, which may include equity securities (including common and preferred stock), exchange-traded funds, warrants, and money market instruments. These investments are valued based on quoted market prices or observable inputs,depending on the underlying investments. Fixed-income securities held within these accounts are valued using evaluated pricing methodologies.
The Lincoln Stable Value Account, which is a fully benefit-responsive investment contract, is valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administration expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Plan Tax Status
The Plan had obtained its latest determination letter on May 28, 2014, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code ("IRC") and therefore not subject to tax. Although the Plan had been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan was designed, and is being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax exempt.
The Plan operates under a volume submitter adoption agreement in conjunction with a prototype retirement plan trust/custodial document sponsored by Lincoln Retirement Services Company, LLC.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

NOTE 3

DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1    Quoted prices in active markets for identical assets or liabilities
Level 2    Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2025. The Plan has no liabilities measured on a recurring basis and has no assets or liabilities measured at fair value on a nonrecurring basis.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds, common stock, preferred stock, unit investment trusts, cash equivalents and money market funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include US treasury bills and corporate debt instruments. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. There are no Level 3 securities held by the Plan.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

The following tables present the fair value measurements of assets recognized in the accompanying statement of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2025 and 2024:

		Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2025
Common Stock	$8,468,288	$8,468,288	$—	$—
Mutual Funds	272,572,806	272,572,806	—	—
Self-Directed Brokerage	3,511,488	3,093,944	417,544	—
Investments in the Fair Value Hierarchy	$284,552,582	$284,135,038	$417,544	$—

		Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2024
Common Stock	$8,986,228	$8,986,228	$—	$—
Mutual Funds	236,673,791	236,673,791	—	—
Self-Directed Brokerage	1,878,460	1,816,651	61,809	—
Investments in the Fair Value Hierarchy	$247,538,479	$247,476,670	$61,809	$—

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

NOTE 4

INVESTMENT CONTRACT WITH INSURANCE COMPANY

In August 2020, the Plan entered into a fully benefit-responsive investment contract with Lincoln National Life Insurance Company ("Lincoln National"). Lincoln National maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan.
The guaranteed investment contract is fully benefit-responsive; therefore, contract value is the relevant measurement. Contract value, as reported to the Plan by Lincoln National, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Minimum guaranteed interest rate is 1.00% and interest is updated quarterly. The interest rate at December 31, 2024, March 31, 2025, June 30, 2025, September 30, 2025 and December 31, 2025 was 2.30% for all periods presented.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan Documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Corporation or other Corporation events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date and accordingly, does not provide for settlement at an amount other than contract value.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

NOTE 5

PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.
The Plan received investment fee rebates of $3,192 and $2,645 during 2025 and 2024, respectively, from mutual fund providers. The Plan pays Lincoln for recordkeeping services. The Plan paid fees of $165,889 and $166,283 for the years ended December 31, 2025 and 2024, respectively.

Certain administrative services are provided by the Corporation at no cost to the Plan. These arrangements are considered exempt party-in-interest transactions under ERISA.

The Plan invests in First Merchants Corporation common stock. Changes in investments in First Merchants Corporation common stock, measured at fair value, were as follows:

First Merchants Corporation Common Stock
Balance at January 1, 2024	$9,873,507

Total unrealized gain included in net decrease in
net assets available for benefits	3,914
Total realized gain included in net decrease in
net assets available for benefits	646,191
Purchases	3,469,100
Settlements	(5,006,484)

Balance at December 31, 2024	$8,986,228

Total unrealized loss included in net decrease in
net assets available for benefits	(719,670)
Total realized gain included in net decrease in
net assets available for benefits	233,604
Purchases	2,109,443
Settlements	(2,141,317)

Balance at December 31, 2025	$8,468,288
Dividend income received from First Merchants Corporation stock was $308,158 and $329,030 for the years ended December 31, 2025 and 2024, respectively.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

NOTE 6

RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 7

NONEXEMPT TRANSACTIONS

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer's general assets. For the year ended December 31, 2024, contributions of $781 were not remitted within the required time period. Lost earnings of $18 associated with these late contributions were fully funded to the affected participant account in July 2024.

NOTE 8

SUBSEQUENT EVENT

Subsequent to December 31, 2025, and prior to the issuance of these financial statements, the Corporation completed the merger of First Savings Financial Group, Inc. with and into First Merchants Corporation. In connection with the merger, the First Savings Bank Employees' Savings & Profit Sharing Plan was merged into the Plan in May 2026.

Upon completion of the plan merger, former participants of the First Savings Bank Employees' Savings & Profit Sharing Plan became participants in the Plan, and their account balances were transferred to the Plan at fair value in accordance with participant elections. The related transfer of net assets was reflected in the Plan's financial statements in the period in which the plan merger occurred.

No adjustments have been made to the accompanying financial statements as a result of this subsequent event.

First Merchants Corporation
Retirement Income and Savings Plan

Supplemental Schedule

First Merchants Corporation
Retirement Income and Savings Plan
Employer Identification Number: 35-1544218 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2025

(a)(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Par or Maturity Value		(e) Current Value
Common Stock
*First Merchants Corporation	190,412	shares	$8,468,288
Mutual Funds
American Funds Europacific Growth Fund	38,779	shares	2,349,215
Dodge & Cox International Stock Fund	253,970	shares	4,180,354
Federated Hermes Short Intermediate Total Return Bond Fund	112,133	shares	1,145,998
Federated Hermes Total Return Bond Fund	664,657	shares	6,367,417
Fidelity Contrafund Fund	595,450	shares	20,834,800
Fidelity International Small Cap Fund	42,018	shares	1,555,092
JPMorgan Global Bonds Opportunities Fund	71,835	shares	712,600
MFS Mid Cap Growth Fund	175,879	shares	5,001,994
Principal High Yield Fund	248,184	shares	1,665,317
T Rowe Price Dividend Growth Fund	119,444	shares	9,740,673
Vanguard Target Retirement 2020 Fund	84,364	shares	2,315,794
Vanguard Target Retirement 2025 Fund	537,814	shares	10,729,380
Vanguard Target Retirement 2030 Fund	508,127	shares	21,509,000
Vanguard Target Retirement 2035 Fund	728,866	shares	19,956,344
Vanguard Target Retirement 2040 Fund	350,485	shares	17,506,727
Vanguard Target Retirement 2045 Fund	438,710	shares	15,240,776
Vanguard Target Retirement 2050 Fund	201,843	shares	11,965,231
Vanguard Target Retirement 2055 Fund	164,875	shares	10,908,116
Vanguard Target Retirement 2060 Fund	134,931	shares	8,228,103
Vanguard Target Retirement 2065 Fund	96,141	shares	3,848,540
Vanguard Target Retirement 2070 Fund	14,736	shares	468,891
Vanguard 500 Index Fund	48,592	shares	30,702,675
Vanguard Balanced Index Fund	45,328	shares	2,348,432
Vanguard Emerging Markets Stock Index Fund	46,871	shares	2,090,910
Vanguard High Dividend Yield Index Fund	58,267	shares	2,521,193
Vanguard International Growth Fund	32,128	shares	3,662,283
Vanguard Mid Cap Index Fund	27,599	shares	9,917,825
Vanguard Real Estate Index Fund	14,471	shares	1,814,485
Vanguard S/T Federal Fund	128,334	shares	1,328,253
Vanguard S/T Inflation Protected Securities Index Fund	66,665	shares	1,653,293
Vanguard Selected Value Fund	218,406	shares	5,792,119
Vanguard Small Cap Growth Fund	43,715	shares	4,639,028
Vanguard Small Cap Index Fund	55,714	shares	6,885,180
Vanguard Small Cap Value Index Fund	55,706	shares	5,070,401
Vanguard Target Retirement Income Fund	349,529	shares	4,847,972
Vanguard Total International Stock Index Fund	46,649	shares	1,890,679
Vanguard Windsor II Fund	134,025	shares	11,177,716
			$272,572,806

Group Annuity Contract
*Lincoln Stable Value Account	9,175,285	shares	$11,584,909

Self-Directed Brokerage Accounts
*Charles Schwab & Co., Inc. PCRA			$3,511,488

*Participant Loans	4.25% - 9.50%, 1/2026 - 8/2043		$3,135,467

Total			$299,272,958
*Party-in-interest

Exhibit Listing

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

    DATE: June 11, 2026

First Merchants Corporation Retirement Income and Savings Plan
By: /s/ Michele M. Kawiecki
Michele M. Kawiecki
Executive Vice President,
Chief Financial Officer
(Principal Financial and Accounting Officer)